UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

LAMAR ADVERTISING COMPANY
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.001 par value
(Title of Class of Securities)

512815-10-1
(CUSIP Number of Class of Securities (Class A Common Stock))*

Kevin P. Reilly, Jr.
President
Lamar Advertising Company
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808
(225) 926-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Stacie Aarestad, Esq.
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue At Prudential Center
Boston, Massachusetts 02199-7613
(617) 239-0100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$10,580,285	$590.38
(1)	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 3,052,617 options to purchase the Issuer’s Class A common stock that are eligible for exchange as of June 3, 2009 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated as of May 1, 2009 using the Black-Scholes option pricing model.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$590.38
Form or Registration No.:	Schedule TO
Filing Party:	Lamar Advertising Company
Date Filed:	June 3, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
*	Represents the CUSIP number for the Class A common stock underlying the options. The options have not been assigned a CUSIP number.

Item 12. Exhibits
SIGNATURE
INDEX OF EXHIBITS
EX-99.(A)(1)(A)

SCHEDULE TO
          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Lamar Advertising Company, a Delaware corporation (“Lamar” or the “Company”) with the Securities and Exchange Commission on June 3, 2009, relating to the offer by the Company (the “Offer”) to Eligible Participants (as defined below) to exchange some or all of their outstanding Eligible Options (as defined below) for New Options (as defined below) to be issued under the Company’s 1996 Equity Incentive Plan, as amended (the “1996 Plan”). Only those items which are being amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged.
          An “Eligible Participant” refers to an employee or director of Lamar or one of its subsidiaries (including an employee on an approved leave of absence) as of the commencement of the Offer who remains employed or continues to serve as a director through the expiration date. The Company’s executive officers and the members of its Board of Directors are Eligible Participants and may participate in the Offer. Employees who live and work in Puerto Rico or outside of the United States as of the expiration date of the Offer will not be eligible to participate in the Offer.
          An “Eligible Option” refers to an option to purchase shares of the Company’s Class A common stock at an exercise price equal to or greater than $25.00 per share under the 1996 Plan, whether vested or unvested.
          This Amendment No. 1 reflects amendments made to pages 1, 3, 5, 6, 11, 13, 15, 16 and 25 of the Offer to Exchange attached to the Schedule TO as Exhibit (a)(1)(A).
          This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.
Amendments to Offer to Exchange
     The first sentence of the first bullet point under the caption “TERMS USED IN THIS OFFER TO EXCHANGE” on page 1 of the Offer to Exchange is hereby amended to delete the words “exchange date” and replace them with “expiration date”.
     The first sentence under the caption “Who may participate in this offer?” on page 3 of the Offer to Exchange is hereby amended to delete the words “exchange date” and replace them with “expiration date”.
     The first sentence under the caption “Are there circumstances under which I would not be granted new options?” on page 5 of the Offer to Exchange is hereby amended to delete the words “exchange date” and replace them with “expiration date”.
     The second paragraph under the caption “Are there circumstances under which I would not be granted new options?” on page 6 of the Offer to Exchange is hereby amended to delete the words “exchange date” and replace them with “expiration date”.
     The fourth paragraph under the section entitled “Eligible participants; eligible options” on page 11 of the Offer to Exchange is hereby amended to delete the words “exchange date” in the second sentence and replace them with “expiration date”.
     The last paragraph under the caption “Proper election to exchange options” on page 13 of the Offer to Exchange is hereby amended to delete language in the second sentence to clarify that we will not give only oral notice to option holders generally of our acceptance for exchange of the options.
     The second paragraph under the section entitled “Acceptance of options for exchange and grant of new options” on page 15 of the Offer to Exchange is hereby amended to delete language in the second sentence to clarify that we will not give only oral notice to option holders generally of our acceptance for exchange of the options.
     The seventeenth bullet point under the section entitled “Conditions of the offer” on page 16 of the Offer to Exchange is hereby deleted in its entirety and replaced with the following statement: “Any significant increase or decrease in the market price of our Class A common stock.”
     The eighteenth bullet point under the section entitled “Conditions of the offer” on page 16 of the Offer to Exchange is hereby deleted in its entirety and replaced with the following statement: “Any rules or regulations by any governmental authority, the Financial Industry Regulatory Authority, the Nasdaq Global Select Market, or other regulatory or administrative authority or any national securities exchange have been enacted, enforced or deemed applicable to us that might prohibit or delay the offer.”
     The first paragraph under the section entitled “Extension of offer; termination; amendment” on page 25 of the Offer to Exchange is hereby amended to delete language in the second sentence to clarify that we will not extend the Offer by giving only oral notice to Eligible Participants.
     The second paragraph under the section entitled “Extension of offer; termination; amendment” on page 25 of the Offer to Exchange is hereby amended to delete language in the first sentence to clarify that we will not terminate or amend the Offer by giving only oral notice to Eligible Participants.
Item 12. Exhibits.

Exhibit Number	Description	Reference
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options dated June 3, 2009, as amended	*

(a)(1)(B)	Cover Letter to Eligible Participants from Kevin P. Reilly, Jr. dated June 3, 2009	(1)

(a)(1)(C)	Form of Individual Listing of Eligible Options	(1)

(a)(1)(D)	Election Form	(1)

(a)(1)(E)	Withdrawal Form	(1)

(a)(1)(F)	Forms of Confirmation E-mails	(1)

(a)(1)(G)	Forms of Reminder E-mails	(1)

(a)(1)(H)	Eligible Participant PowerPoint Presentation	(1)

(a)(5)(A)	Lamar Advertising Company Annual Report on Form 10-K for the year ended December 31, 2008	(2)

(a)(5)(B)	Lamar Advertising Company Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2009	(3)

(b)	Not applicable	—

(d)(1)	Lamar Advertising Company 1996 Equity Incentive Plan, as amended	(1)

(d)(2)	Form of Stock Option Agreement under the 1996 Equity Incentive Plan, as amended	(1)

(d)(3)	Form of Restricted Stock Agreement	(4)

(d)(4)	Form of Restricted Stock Agreement for Non-Employee Directors	(5)

(d)(5)	Lamar Advertising Company 2000 Employee Stock Purchase Plan	(6)

(d)(6)	Lamar Advertising Company Non-Management Director Compensation Plan	(7)

(d)(7)	Summary of Compensatory Arrangements dated March 4, 2009	(8)

(g)	Not applicable	—

(h)	Not applicable	—

*	Filed herewith.

(1)	Previously filed.

(2)	Incorporated by reference to the filing of such report with the SEC on February 27, 2009 (File No. 0-30242).

(3)	Incorporated by reference to the filing of such report with the SEC on May 7, 2009 (File No. 0-30242).

(4)	Incorporated by reference to the filing of such exhibit as Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 15, 2006 (File No. 0-30242).

(5)	Incorporated by reference to the filing of such exhibit as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2007 (File No. 0-30242).

(6)	Incorporated by reference to the filing of such exhibit as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 1, 2007 (File No. 0-30242).

(7)	Incorporated by reference to the filing of such exhibit in the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2007 (File No. 0-30242).

(8)	Incorporated by reference to the filing of such exhibit in the Company’s Current Report on Form 8-K filed with the SEC on March 6, 2009 (File No. 0-30242).

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

LAMAR ADVERTISING COMPANY
By:	/s/ Sean E. Reilly
Sean E. Reilly
Chief Operating Officer and President of the Outdoor Division

Date: June 17, 2009

INDEX OF EXHIBITS

Exhibit Number	Description	Reference
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options dated June 3, 2009, as amended	*

(a)(1)(B)	Cover Letter to Eligible Participants from Kevin P. Reilly, Jr. dated June 3, 2009	(1)

(a)(1)(C)	Form of Individual Listing of Eligible Options	(1)

(a)(1)(D)	Election Form	(1)

(a)(1)(E)	Withdrawal Form	(1)

(a)(1)(F)	Forms of Confirmation E-mails	(1)

(a)(1)(G)	Forms of Reminder E-mails	(1)

(a)(1)(H)	Eligible Participant PowerPoint Presentation	(1)

(a)(5)(A)	Lamar Advertising Company Annual Report on Form 10-K for the year ended December 31, 2008	(2)

(a)(5)(B)	Lamar Advertising Company Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2009	(3)

(b)	Not applicable	—

(d)(1)	Lamar Advertising Company 1996 Equity Incentive Plan, as amended	(1)

(d)(2)	Form of Stock Option Agreement under the 1996 Equity Incentive Plan, as amended	(1)

(d)(3)	Form of Restricted Stock Agreement	(4)

(d)(4)	Form of Restricted Stock Agreement for Non-Employee Directors	(5)

(d)(5)	Lamar Advertising Company 2000 Employee Stock Purchase Plan	(6)

(d)(6)	Lamar Advertising Company Non-Management Director Compensation Plan	(7)

(d)(7)	Summary of Compensatory Arrangements dated March 4, 2009	(8)

(g)	Not applicable	—

(h)	Not applicable	—

*	Filed herewith.

(1)	Previously filed.

(2)	Incorporated by reference to the filing of such report with the SEC on February 27, 2009 (File No. 0-30242).

(3)	Incorporated by reference to the filing of such report with the SEC on May 7, 2009 (File No. 0-30242).

(4)	Incorporated by reference to the filing of such exhibit as Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 15, 2006 (File No. 0-30242).

(5)	Incorporated by reference to the filing of such exhibit as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2007 (File No. 0-30242).

(6)	Incorporated by reference to the filing of such exhibit as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 1, 2007 (File No. 0-30242).

(7)	Incorporated by reference to the filing of such exhibit in the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2007 (File No. 0-30242).

(8)	Incorporated by reference to the filing of such exhibit in the Company’s Current Report on Form 8-K filed with the SEC on March 6, 2009 (File No. 0-30242).